UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced that, in the course of its routine internal audit, certain suspicious practices were identified that may cast doubt on certain revenues from the Company’s online advertising and marketing services in 2023.

Based on its preliminary assessment, and subject to the findings from the Independent Review as explained below, the Company currently estimates that approximately RMB500 million of revenues from online advertising and marketing services and RMB500 million of operations and support costs may have been overstated, respectively, for the first three quarters of 2023. In addition, the revenue guidance previously provided by the Company for the fourth quarter and full year of 2023 should no longer be relied upon until further notice.

The audit committee of the Company’s board of directors (the “Audit Committee”), after reviewing the currently available information, has determined that it would be in the best interest of the Company and the shareholders to conduct an independent review to ascertain the financial impact and the scope of suspicious practices, if any, and the root cause (the “Independent Review”). The Audit Committee is in the process of engaging, and will be assisted by, independent professional advisors, including a forensic accounting firm that is not the Company’s auditor and an international law firm. The Company will provide timely updates on the Independent Review in due course consistent with the requirements of applicable rules and regulations.

The Company has always been and will remain committed to maintaining high standards of corporate governance and internal controls, as well as transparent and timely disclosure in compliance with the applicable rules and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: January 8, 2024